SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Crystal Rock Holdings, Inc.

(Name of Subject Company (Issuer))

CR Merger Sub, Inc.

and

Cott Corporation

(Name of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

22940F103

(CUSIP Number of Class of Securities)

Marni Morgan Poe

Vice President, Secretary and General Counsel

Corporate Center III

Suite 400, 4221 W. Boy Scout Blvd.

Tampa, Florida, United States 33607

(813) 313-1800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

H. John Michel, Jr.

Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103

Telephone: (215) 988-2700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$20,717,658.67	$2,579.35

(1)	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by multiplying 21,358,411 shares of common stock of Crystal Rock Holdings, Inc. issued and outstanding, multiplied by $0.97, the per share tender offer price. The calculation of the filing fee is based on information provided by Crystal Rock Holdings, Inc. as of February 12, 2018.
(2)	The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #1 for fiscal year 2018, issued August 24, 2017, by multiplying the transaction valuation by 0.0001245.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $2,579.35	Filing Party: CR Merger Sub, Inc., Cott Corporation
Form or Registration No.: Schedule TO-T	Date Filed: February 20, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 1 filed with the Securities and Exchange Commission on March 21, 2018, amends and supplements the Tender Offer Statement filed on Schedule TO (as amended or supplemented, the “Schedule TO”) with the Securities and Exchange Commission on February 20, 2018, by: (i) CR Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Cott Corporation, a Canadian Corporation (“Cott”); and (ii) Cott. This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (each, a “Share” and collectively, the “Shares”) of Crystal Rock Holdings, Inc., a Delaware corporation (“Crystal Rock”), at a price of $0.97 per Share, payable net to the holder thereof in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the offer to purchase, dated February 20, 2018 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The information set forth in the Offer to Purchase, including all schedules and annexes thereto, and the related Letter of Transmittal is incorporated herein by reference with respect to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein. All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule TO.

Item 1 through 9 and Item 11.

The Offer to Purchase and Item 1 through 9 and 11 of the Schedule TO, to the extent Item 1 through 9 and 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraphs thereto:

“The Offer and withdrawal rights expired as scheduled on March 20, 2018, at 5:00 p.m., New York City time. The Depositary has advised Cott and Purchaser that, as of the Expiration Time, an aggregate of 16,055,804 Shares had been tendered and not validly withdrawn pursuant to the Offer, which represented approximately 75.17% of the Fully Diluted Shares (excluding from the number of tendered Shares, but not from the outstanding Shares, Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL)). In addition, as of such time, Notices of Guaranteed Delivery had been delivered for 82,636 Shares, which, when combined with the Shares tendered and not properly withdrawn from the Offer equal approximately 75.56% of the Fully Diluted Shares.

The number of Shares validly tendered and not validly withdrawn in the Offer (excluding Shares tendered pursuant to guaranteed delivery procedures for which Shares were not yet delivered) satisfies the Minimum Condition. All conditions to the Offer have been satisfied or waived and Purchaser has accepted for payment, and expects to promptly pay for, all Shares validly tendered into and not withdrawn from the Offer.

As a result of its acceptance of the Shares tendered into the Offer, Purchaser acquired sufficient Shares to consummate the Merger pursuant to Section 251(h) of the DGCL without a vote or any further action by the stockholders of Crystal Rock. Pursuant to the Merger Agreement, at the Effective Time, Purchaser will merge with and into Crystal Rock, with Crystal Rock surviving as a wholly-owned subsidiary of Cott. Each Share issued and outstanding immediately prior to the Effective Time (other than Shares (a) held in the treasury of Crystal Rock or owned by any direct or indirect wholly-owned subsidiary of Crystal Rock, (b) owned by Purchaser, Cott or any direct or indirect wholly-owned subsidiary of Cott, or (c) in respect of which appraisal rights have been perfected in accordance with Section 262 of the DGCL) will be canceled and converted into the right to receive an amount equal to the Offer Price, payable net to the holder thereof in cash, without interest, subject to any withholding of taxes required by applicable law. As a consequence of the Merger, the Shares will be delisted from the NYSE and will be deregistered under the Exchange Act.

The press release announcing the expiration of the Offer and the acceptance of Shares for payment is attached hereto as Exhibit (a)(5)(B).”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(B)	Press release issued by Cott on March 21, 2018.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2018

CR MERGER SUB, INC.

By:	/s/ Marni Morgan Poe
Name:	Marni Morgan Poe
Title:	Vice President, General Counsel and Secretary

COTT CORPORATION

By:	/s/ Marni Morgan Poe
Name:	Marni Morgan Poe
Title:	Vice President, General Counsel and Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated February 20, 2018.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in The New York Times on February 20, 2018.*

(a)(5)(A)	Press release issued by Cott on February 12, 2018, originally filed as Exhibit (a)(5)(A) to the Schedule TO-C filed by Cott and Purchaser with the Securities and Exchange Commission on February 12, 2018, which is incorporated herein by reference.

(a)(5)(B)	Press release issued by Cott on March 21, 2018.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of February 12, 2018, among Cott, Purchaser and Crystal Rock, originally filed as Exhibit 2.1 to Crystal Rock’s Form 8-K filed with the Securities and Exchange Commission on February 13, 2018, which is incorporated herein by reference.

(d)(2)	Tender and Support Agreement by and among Cott, Purchaser, John B. Baker, Peter K. Baker, U/T/A Dated 12/16/19 F/B/O Joan Baker Et Al, Peter K. Baker Life Insurance Trust, and John B. Baker Life Insurance Trust, Ross S. Rapaport, and the Estate of Henry E. Baker, dated as of February 12, 2018, originally filed as Exhibit 2.2 to Crystal Rock’s Form 8-K filed with the Securities and Exchange Commission on February 13, 2018, which is incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.